SCHEDULE 13D

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. ________)*


                               NATURE VISION, INC.
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                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.16 PER SHARE
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                         (Title of Class of Securities)


                                   63902E 10 6
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                                 (CUSIP Number)


                                  J.C. ANDERSON
                                   RICK HAUSER
                                GRAY PLANT MOOTY
                                 500 IDS CENTER
                          MINNEAPOLIS, MINNESOTA 55402
                                 (612) 632-3000
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 AUGUST 31, 2004
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             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the Notes).


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                                  SCHEDULE 13D

CUSIP No.  63902E 10 6
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     1. Names of Reporting Persons. I.R.S. Identification Nos. of
        above persons (entities only).
        JEFFREY P. ZERNOV
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     2. Check the Appropriate Box if a Member of a Group N/A
        (See Instructions)

        [ ] (a)

        [ ] (b)

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     3. SEC Use Only
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     4. Source of Funds (See Instructions) OO
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     5. Check if Disclosure of Legal Proceedings Is Required Pursuant
        to Items 2(d) or 2(e) N/A
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     6. Citizenship or Place of Organization United States
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Number of               7. Sole Voting Power 411,601**
Shares        -------------------------------------------------------------
Beneficially            8. Shared Voting Power 303,766**
Owned by      -------------------------------------------------------------
Each                    9. Sole Dispositive Power 87,206**
Reporting     -------------------------------------------------------------
Person With            10. Shared Dispositive Power 303,766**
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** See Item 5.

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     11. Aggregate Amount Beneficially Owned by Each Reporting Person 715,367**
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     12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)
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     13. Percent of Class Represented by Amount in Row (11) 33.0%**
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     14. Type of Reporting Person (See Instructions) IN
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** See Item 5.

     ITEM 1. SECURITY AND ISSUER.

     The class of equity security to which this Schedule 13D relates is common stock, par value $.16 per share, of Nature Vision, Inc. f/k/a Photo Control Corporation (the "Company"). The name and address of the principal executive offices of the issuer of such securities are Nature Vision, Inc., 213 NW 4th Street, Brainerd, Minnesota 56401.

     ITEM 2. IDENTITY AND BACKGROUND.

     (a) This statement is being filed by Jeffrey P. Zernov.

     (b) Mr. Zernov's address is 213 NW 4th Street, Brainerd, Minnesota 56401.

     (c) Mr. Zernov's principal occupation is President and Chief Executive Officer of the Company, 213 NW 4th Street, Brainerd, Minnesota 56401.

     (d) During the last five years, Mr. Zernov has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, Mr. Zernov has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Mr. Zernov is a citizen of the United States.

     ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     On August 31, 2004, Mr. Zernov received his shares of common stock in a reverse merger that occurred between Nature Vision Operating Inc. (f/k/a Nature Vision, Inc.) and PC Acquisition, Inc., a former wholly-owned subsidiary of the Company. Nature


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

     Vision Operating Inc. was the survivor of the Merger and is now a wholly-owned subsidiary of the Company. Mr. Zernov was one of the founders of Nature Vision Operating Inc., and originally received his Nature Vision Operating Inc. common shares for nominal consideration.

     ITEM 4. PURPOSE OF TRANSACTION.

     Mr. Zernov received the common stock in connection with a reverse merger (the "Merger"), between Nature Vision Operating Inc. and PC Acquisition, Inc., a former wholly-owned subsidiary of the Company. Mr. Zernov's Nature Vision Operating Inc. common shares and an option to purchase common shares were converted into common shares and an option of the Company. Mr. Zernov, who was the President, Chief Executive Officer and a director of Nature Vision Operating Inc., now serves in such capacities for the Company.

     At the closing of the Merger and pursuant to the merger agreement and plan of reorganization (the "Merger Agreement"), Richard P. Kiphart, a director of the Company, gave an irrevocable proxy to Mr. Zernov, granting Mr. Zernov the right for a period of two years to vote 324,395 common shares that Mr. Kiphart purchased concurrently with the closing of the Merger. Accordingly, Mr. Zernov has voting power over these additional shares.

     At the closing of the Merger and pursuant to the Merger Agreement, three of the five directors of the Company resigned and the remaining board appointed Mr. Zernov and another person as directors. On September 2, 2004, the size of the board of directors was increased and two additional directors were appointed.

     On August 31, 2004, the closing date of the Merger, the Company's shareholders approved proposed amendments to the Company's articles of amendment and bylaws. On that same date, additional amendments were made to the Company's articles of incorporation in order to effect a 1-for-2 reverse stock split of the Company's common shares. Share amounts in this
     Schedule 13D reflect the reverse stock split.

     Except as set forth above or as provided for in the Merger Agreement or as described above, Mr. Zernov presently does not have plans or proposals that relate to or would result in transactions described in paragraphs (a) through (j) of Item 4 of Schedule 13D, but Mr. Zernov reserves the right to formulate such plans or proposals, and to take action with respect thereto.

     ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

          (a) Mr. Zernov is the beneficial owner of 715,367 shares of Nature Vision common shares (including: (i) 87,206 shares which are not outstanding but which may be purchased upon exercise of a stock option and
     (ii) 324,395 shares that are owned by Richard P. Kiphart but which Mr. Zernov has the power to vote pursuant to an irrevocable proxy agreement that expires on August 31, 2006). The total of such amounts represents approximately 33.0% of the outstanding common stock of the Company.


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


          (b) Mr. Zernov shares beneficial ownership and voting power and dispositive power over 303,766 common shares with his wife, Paulette A. Zernov. Mr. and Mrs. Zernov hold the shares in joint tenancy with right of survivorship. Mrs. Zernov's address is 22620 Obrien Road, Brainerd, Minnesota 56401; her principal occupation is President of Lure One USA LLP, an Asian importing company, located at 22620 Obrien Road, Brainerd, Minnesota 56401; Mrs. Zernov has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years; Mrs. Zernov has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, during the last five years; and Mrs. Zernov is a citizen of the United States. The common shares owned jointly by Mr. and Mrs. Zernov represent approximately 14.6% of the outstanding shares of common stock of the Company.

     Mr. Zernov has the sole power to vote and the sole power to dispose of 87,206 common shares of the Company covered by a stock option held by him. The common shares covered by the option represent approximately 4.0% of the outstanding shares of common stock of the Company.

     Mr. Zernov has the sole power to vote but does not have any power to dispose of 324,395 common shares of the Company subject to the irrevocable proxy given by Richard P. Kiphart. The common shares subject to the proxy represent approximately 15.6% of the outstanding shares of common stock of the Company.

          (c) The only transaction in the Company's common shares that was effected by Mr. Zernov during the past 60 days is that described in this
     Schedule 13D.

          (d) Mr. Zernov's spouse has the right to receive, and the power to direct the receipt of dividends from, or the proceeds of the sale of, 303,766 shares held by Mr. and Mrs. Zernov and his spouse as joint tenants.

          (e) Not applicable.

     ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

As described in Item 3 above, on August 31, 2004, the closing date of the Merger, and pursuant to the Merger Agreement, Richard P. Kiphart, a director of the Company, gave an irrevocable proxy to Mr. Zernov, granting Mr. Zernov the right for a period of two years to vote 324,395 common shares that Mr. Kiphart purchased concurrently with the closing of the Merger.


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


     ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit No.    Description
     -----------    -----------

     1 Merger Agreement and Plan of Reorganization (incorporated by reference to Annex A of the Company's Registration Statement on Form S-4 (Commission File No. 333-115593)).

     2 Irrevocable Proxy Agreement dated August 31, 2004 (incorporated by reference to Exhibit 10.12 of the Company's Registration Statement on Form S-4 (Commission File No. 333-115593)).

     3 Amended and Restated Articles of Incorporation (incorporated by reference to Annex B of the Company's Registration Statement on Form S-4 (Commission File No. 333-115593)).

     4 Amended and Restated Articles of Incorporation (incorporated by reference to Exhibit 3.1 of the Company's Form 8-K dated September 7, 2004).

     5 Amended and Restated Bylaws(incorporated by reference to Exhibit 3.2 of the Company's Form 8-K dated September 7,
                    2004).

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


     Date:    September 9, 2004                 /s/ Jeffrey P. Zernov
                                    --------------------------------------------
                                                  Jeffrey P. Zernov


GP:1620638 v2



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